03 FEB 19 7:21

February 12, 2003

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail St
Washington, DC 20549
UNITED STATES OF AMERICA

03007450

SUPPL

Attention: International Corporate Finance
Re: Advanced Info Service Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3236**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Advanced Info Service Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS 036/2003**

  Subject: Notification of the connected transaction
  Date: February 12, 2003

The document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 10, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mrs. Parsopsook Chaiwongsurarit or Ms. Boonya Buatip

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no.(662) 299-5226 or prasopsc@shincorp.com , (662) 299-5221 or boonya@shincorp.com

Thank you for your attention to this matter.

PROCESSED
APR 01 2003
THOMSON FINANCIAL

Very truly yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

dlw 3/19

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
Date February 12, 2003

AIS 036/2546

February 12, 2003

Re: Notification of the Connected transaction

To: The President
The Stock Exchange of Thailand

Advanced Info Service Public Company Limited (the "Company") would like to inform you that the Company has entered into the computer system service agreements with Shinawatra Information Technology Company Limited (SIT) and I.T. Applications and Service Co., Ltd. (ITAS), both of the companies are the subsidiaries of Shin Corporation Public Company Limited (SHIN) that detailed as follows:

Date of Transaction within February 2003

Parties involved
Employers: the Company and Digital Phone Co., Ltd. (DPC), which is a 98.55% subsidiary of the Company.
Contractors: Shinawatra Information Technology Company Limited (SIT) and I.T. Applications and Service Co., Ltd. (ITAS)

Relationship
The Company is 43.06% owned by Shin Corporation Public Company Limited and SIT and ITAS are 99.99% owned by Shin Corporation Public Company Limited.

General Characteristics of the Transaction

- SIT shall provide services of the computer system to the Company and DPC, totaling advising and management fees of Baht 41 million per year.
- The Company engages ITAS for the improvement and development of computer programs, on a job by job basis, totaling advising and management fees of Baht 131.86 million per year. The fee of charges are based on comparative rates of other contractors, which service the same characteristics of SIT and ITAS.

Connected Transaction and its Conditions

The entering into the computer system service agreements of the Company and its subsidiary, are considered to be connected transaction of listed company prescribed in the Notification of the Stock Exchange of Thailand (SET) in relation to rules, procedures and disclosure of connected transactions of listed company. The size of transaction is 0.58% of net tangible assets as of September 30, 2002, which is over 0.03% but less than 3.00% of net tangible assets, thus requiring the Company to report the transaction to SET.